                                                     Filed by Cytyc Corporation
              pursuant to Rule 425 under the Securities Act of 1933, as amended
                                           Subject Company:  Digene Corporation
                                                             File No. 333-83585


                               Contact: Robert Bowen, Chief Financial Officer Anne Rivers, Investor Relations
                                          Jeff Keene, Healthcare Media
                                          Cytyc Corporation: 978-266-3010
                                          www.cytyc.com

                                          Robert P. Jones/Theresa Vogt
                                          Media: Gregory Tiberend
                                          Morgen-Walke Associates:  212-850-5600

                                          Lloyd Benson/Shanti Skiffington
                                          Schwartz Communications:  781-684-0770

FOR IMMEDIATE RELEASE
---------------------

                    CYTYC REPORTS Record Revenue and earnings
               Q1 Revenue Grows 43% Year Over Year to $68 Million
             First Quarter EPS Increases to $0.14 per Diluted Share

Boxborough, MA, April 24, 2002 -- Cytyc Corporation (Nasdaq:CYTC) today reported revenues for the first quarter of 2002 of $68.0 million and net income of $17.6 million, increases of 43 and 58 percent, respectively, over first quarter 2001 pro-forma results. Diluted earnings per share for the first quarter were $0.14, up 56 percent from pro-forma earnings per share for the same period in 2001.

"I am pleased with our financial performance last quarter and the evolution of our overall business plan," said Patrick J. Sullivan, Cytyc's chief executive officer, vice chairman, and chairman-elect. "We took steps towards achieving a number of significant milestones in our effort to develop all sectors of our business, including breast cancer risk assessment, new product development, business development through an acquisition, and ThinPrep(R) Pap Test(TM) market penetration domestically and internationally."

In January, Cytyc's specialty sales force began promoting to breast surgeons and radiologists the use of FirstCyte(TM) Ductal Lavage, the Company's new proprietary technology to aid in breast cancer risk assessment. Two major health insurers, Empire Blue Cross and Blue Shield and CareFirst BlueCross BlueShield, announced coverage of the procedure for their high-risk breast cancer subscribers. Currently, health plans representing nearly 20 million members cover ductal lavage.

                                     -more-

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In early January, Cytyc submitted a Premarket Approval (PMA) Application to the
U.S. Food and Drug Administration (FDA) for the ThinPrep(R) Imaging System(TM). The Company currently anticipates that European commercial shipments will begin in the second half of 2002.

In March, the Scottish Executive announced that (pound)2.75 million ($4 million
USD) would be invested in the Scottish Cervical Screening Programme to implement liquid-based cytology. The decision was based on the results of a multi-site pilot study conducted at four hospital screening centers in Scotland, to evaluate the feasibility and cost effectiveness of introducing liquid-based cytology. At each of the sites, Cytyc Corporation's ThinPrep Pap Test was the exclusive liquid-based method used.

On February 19, 2002, Cytyc signed a definitive agreement to acquire Digene Corporation in a stock and cash exchange offer. As previously announced, Cytyc and Digene have each received a formal request for additional information and documentary material from the U.S. Federal Trade Commission with respect to Cytyc's proposed acquisition of Digene. The request for additional information was issued under the notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"). Both companies are responding expeditiously to such request.

Cytyc management will discuss results of the first quarter and future expectations during a conference call on April 24, at 5:00 p.m. (Eastern). A webcast and replay of the call may be accessed at Cytyc's web site, www.cytyc.com, where the event will be available for replay approximately two hours following the webcast until May 4, 2002. Those without web access may access the call by calling 800-374-0727 or 706-634-2339. A telephonic replay of the call will be available through May 4, 2002, by calling 800-642-1687 or 706-645-9291 (Access Code: 3854431).

In connection with the adoption of the SEC rules on corporate disclosure, Cytyc is publishing its procedures for announcing its future expectations for the Company. Towards the end of each fiscal quarter, Cytyc will have a "Quiet Period" when it will not comment concerning its financial results or expectations other than in a public manner in compliance with Regulation FD. The Quiet Period will extend until Cytyc's next quarterly Earnings Release is published and the conference call takes place. For the second quarter of 2002, the Quiet Period will be June 16, 2002, through approximately July 31, 2002.

Cytyc Corporation develops, manufactures and markets products for medical diagnostic applications primarily focused on women's health. The ThinPrep(R) System consists of the ThinPrep(R) 2000 Processor, ThinPrep(R) 3000 Processor, and related reagents, filters, and other supplies. Cytyc is traded on The Nasdaq Stock Market under the symbol "CYTC" and is a part of the S&P Midcap 400 Index and The Nasdaq-100 Index.

                                     -more-

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Cytyc(R) and ThinPrep(R) are registered trademarks and ThinPrep(R) Pap Test(TM)
is a trademark of Cytyc Corporation. ThinPrep(R) Imaging System(TM) and FirstCyte(TM) are trademarks of Cytyc Corporation for which registration has been applied.

Forward-looking statements in this press release are made pursuant to the provisions of Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that statements in this press release which are not strictly historical statements, including, without limitation, statements regarding Cytyc's pending acquisition of Digene, management's plans and objectives for future operations, expectations regarding regulatory approvals and product commercialization, as well as statements regarding Cytyc company strategy, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, risks associated with the regulatory approval process, and other risks associated with delays in obtaining regulatory approvals, dependence on key personnel and proprietary technology, management of growth, risks associated with the consummation and integration of the Digene acquisition, uncertainty of product development efforts, risks associated with healthcare reimbursement policies, risks associated with competition and competitive pricing pressures, and other risks detailed in filings by Cytyc with the Securities and Exchange Commission, including under the heading "Certain Factors Which May Affect Future Results" in Cytyc's 2001 Form 10-K filed with the Commission. Cytyc cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Cytyc disclaims any obligation to publicly update or revise any such statements to reflect any change in their expectations or events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc has filed a Registration Statement on Form S-4 and Schedule TO, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Cytyc and Digene have commenced the exchange offer and have mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to the stockholders of Digene. These documents contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents can also be obtained from the Information Agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (888) 750-5834, or from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, 978-263-8000, or Digene by directing a request to Digene Corporation, 1201 Clopper Road, Gaithersburg, MD 20878, 301-944-7000. In addition

                                     -more-
to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

                                     -more-

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                                Cytyc Corporation
                           Consolidated Balance Sheets
                                 (in thousands)

                                               March 31,     December 31,
                                                 2002           2001
                                               ---------     ------------
Assets:
   Current assets
      Cash and short-term investments         $ 178,344       $ 153,242
      Accounts receivable, net                   59,393          50,278
      Inventories                                 9,913          10,698
      Other current assets                        5,623           1,583
                                              ---------       ---------
   Total current assets                         253,273         215,801
                                              ---------       ---------
   Property and equipment, net                   26,963          26,662
   Other assets, net                            138,966         144,297
                                              ---------       ---------
Total Assets                                  $ 419,202       $ 386,760
                                              =========       =========
Liabilities and Stockholders' Equity:
   Current liabilities                        $  38,977       $  35,615

   Non-current liabilities                          837             837

   Stockholders' equity:
      Capital stock                             388,373         376,307
      Accumulated other comprehensive loss       (2,113)         (1,529)
      Retained deficit                           (6,872)        (24,470)
                                              ---------       ---------
   Total stockholders' equity                   379,388         350,308
                                              ---------       ---------
Total Liabilities and Stockholders' Equity    $ 419,202       $ 386,760
                                              =========       =========

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                                Cytyc Corporation
                      Consolidated Statements of Operations
                      (in thousands, except per share data)

                                                         Three Months Ended                        Three Months Ended
                                                  ----------------------------------      ------------------------------------
                                                  March 31,                 March 31,      March 31,                 March 31,
                                                     2002                     2002           2001                       2001
                                                  Proforma      Adjusted   As Reported     Proforma     Adjusted    As Reported
                                                  --------      --------   -----------     --------     --------    -----------

Net sales                                         $   68,035    $      -    $ 68,035      $   47,467    $      -     $  47,467
Cost of sales                                         12,610           -      12,610           8,841           -         8,841
                                                  ----------    --------    --------      ----------    --------     ---------
      Gross profit                                     55,425          -      55,425          38,626           -        38,626
                                                  ----------    --------    --------      ----------    --------     ---------

Operating expenses:
   Research and development                            4,190           -       4,190           4,788           -         4,788
   Sales and marketing                                17,084           -      17,084          13,871           -        13,871
   General and administrative                          6,715           -       6,715           3,451           -         3,451
                                                  ----------    --------    --------      ----------    --------     ---------
      Total operating expenses                        27,989           -      27,989          22,110           -        22,110
                                                  ----------    --------    --------      ----------    --------     ---------

Income from operations                                27,436           -      27,436          16,516           -        16,516

Other income, net:
   Interest income                                       899           -         899           1,414           -         1,414
   Other income (expense)                                 49           -          49              (4)          -            (4)
   Litigation settlement                                   -           -           -               -       3,087         3,087(a)
                                                  ----------    --------    --------      ----------    --------     ---------
      Total other income, net                            948           -         948           1,410       3,087         4,497
                                                  ----------    --------    --------      ----------    --------     ---------
                                                                                                   -
Income before provision for income taxes              28,384           -      28,384          17,926       3,087        21,013

Provision for income taxes                            10,786           -      10,786           6,812      (1,349)        5,463
                                                  ----------    --------    --------      ----------    --------     ---------
Net income                                        $   17,598    $      -    $ 17,598      $   11,114    $  4,436     $  15,550
                                                  ----------    -------     --------      ----------    --------     ---------
Effective tax rate                                        38%                     38%             38%                       26%

Net income per common and potential common share
      Basic                                       $     0.14                $   0.14      $     0.10                 $    0.14
                                                  ----------                --------      ----------                 ---------
      Diluted                                     $     0.14                $   0.14      $     0.09                 $    0.13
                                                  ----------                --------      ----------                 ---------


Weighted average common and potential common
shares outstanding:
      Basic                                          121,780                 121,780         113,615                   113,615
                                                  ----------                --------      ----------                 ---------
      Diluted                                        126,017                 126,017         119,207                   119,207
                                                  ----------                --------      ----------                 ---------

(a) Gain from settlement of litigation